240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

(Name of Issuer)

X4 Pharmaceuticals, Inc.

(Title of Class of Securities)

Common Stock, par value $0.001 per share

(CUSIP Number)

98420X103

(Date of Event Which Requires Filing of this Statement)

December 31, 2022

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(7) Sole dispositive power 0
(8) Shared dispositive power 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(9) Aggregate amount beneficially owned by each reporting person 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.3% (see Item 4)
(12) Type of reporting person (see instructions) PN

CUSIP No. 98420X103
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(7) Sole dispositive power 0
(8) Shared dispositive power 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(9) Aggregate amount beneficially owned by each reporting person 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.3% (see Item 4)
(12) Type of reporting person (see instructions) CO

CUSIP No. 98420X103
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(7) Sole dispositive power 0
(8) Shared dispositive power 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(9) Aggregate amount beneficially owned by each reporting person 650,000 shares of Common Stock 913,242 shares of Common Stock issuable upon exercise of Warrants
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 1.3% (see Item 4)
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

X4 Pharmaceuticals, Inc.

Item 1(b) Address of issuer's principal executive offices:

61 North Beacon Street, 4th Floor, Boston, Massachusetts 02134

2(a) Name of person filing:

This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”)
with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of the
Issuer held by (and issuable upon exercise of warrants held by) an investment fund it manages;
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Common
Stock held by (and issuable upon exercise of warrants held by) an investment fund managed by
Point72 Asset Management; and (iii) Steven A. Cohen (“Mr. Cohen”) with respect to Common
Stock beneficially owned by Point72 Asset Management, and Point72 Capital Advisors Inc.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of Point72 Asset Management, Point72 Capital
Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

2(c) Citizenship:

Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a
Delaware corporation. Mr. Cohen is a United States citizen.

2(d) Title of class of securities:

Common Stock, par value $0.001 per share

2(e) CUSIP Number:

98420X103

Item 3.

Not applicable

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Such information is as of the close of business on December 31, 2022.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no
Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management.
Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The
filing of this statement should not be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the
Common Stock reported herein.

The percentage set forth in Row 11 of the cover page for each Reporting Person is based on
121,034,553 shares of Common Stock issued and outstanding as of December 7, 2022, as represented in the Company’s Prospectus Supplement filed with the Securities and Exchange
Commission on December 9, 2022 pursuant to Rule 424(b)(5) of the Securities Act; plus 913,242 shares of Common Stock issuable upon exercise of Warrants.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

See Item 2(a)

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person